ELEPHANT & CASTLE GROUP INC.
Quarterly Report and
Thirteen and Thirty-nine weeks Ended September 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company owns, operates and franchises casual full service brand name restaurants in the United States and Canada. Its principal brand is “Elephant and Castle.”

Revenues are generated from two main sources:

  Food and beverage sales from Company owned and operated (“Corporate”) stores; and

  Franchise fees and other franchise income.

The casual dining industry is highly competitive. Profitability is susceptible to changes in economic conditions, consumer taste and lifestyle, government regulations, and fluctuating commodity prices.

The Company focuses on four key areas which are the main drivers of its profitability:

(a)	Sales growth from comparable restaurants;
(b)	Operating costs and margins in corporate restaurants;
(c)	Development of new corporate restaurants in order to expand the Company’s earnings base; and
(d)	Control of general and administrative expenses.

On April 20, 2007 an Arrangement Agreement with Repechage Restaurant Group Ltd. (“RRG”), a company incorporated under the laws of Canada was completed RRG is a wholly-owned subsidiary of Repechage Investments Limited (“Repechage”).

Repechage is a closely-held investment company incorporated under the laws of Newfoundland and Labrador. It holds investments in the transportation, service and real estate sectors.

Pursuant to the Arrangement Agreement and the Plan of Arrangement:

(a) Each of the holders of the Company’s Common Shares transferred their Common Shares to RRG for $0.7982 for each Common Share held;

(b) Each of the holders of the Company’s Preferred Shares transferred their Preferred Shares to RRG for $2.3946 for each Preferred Share held;

(c) Each of the holders of Warrants to acquire Common Shares and Preferred Shares in the Company transferred their Warrants to RRG at a price equal to the amount by which the applicable per share consideration exceeded the warrant exercise price;

(d) All options to acquire shares in the Company were terminated; and

(e) The Company’s former lenders and noteholders were paid all amounts owing under the Notes, and the Notes were discharged.

On the Effective Date of the Arrangement Agreement, the Company became a direct, wholly-owned subsidiary of RRG and an indirect wholly-owned subsidiary of Repechage.

Thirteen weeks ended September 30, 2007 vs. Thirteen weeks ended September 24, 2006

During the thirteen weeks ended September 30, 2007, the Company saw strong comparable store sales and profit growth from both US and Canadian operations, reflecting improved operational standards and continuing favorable economic conditions in both markets. Comparisons with available market data suggest that the Company’s growth in comparable US store sales has exceeded the average for the casual dining sector by approximately 7.0% for the 3 months ended September 30, 2007. (Source: KnappTrack).

During the thirteen weeks ended September 30, 2007, the Company generated Earnings Before Interest, Tax, Depreciation, Amortization and Loss/(Gain) on Foreign Exchange (“EBITDAFE”) of US$1,204,000 which represents a 24% increase on the prior year when EBITDAFE was US$968,000. EBITDAFE is a non-GAAP term, but the Company believes it to be a good measure of underlying business performance. Loss/(Gain) on Foreign Exchange has been excluded since these losses/(gains) largely relate to the translation of the Company’s Canadian dollar denominated debt, rather than to trading activities, and are also extremely sensitive to relatively small movements in period end exchange rates. The following table provides a reconciliation between Net Income (Loss) and EBITDAFE:

US$000	Q3 2007	Q3 2006	Q3 2005

Income (Loss) Before Income Taxes	(1,279)	(198)	(1,285)
Add back:
Interest on Long-Term Debt	1,088	741	683
Loss / (Gain) on Foreign Exchange	932	(16)	572
Amortization	463	441	559

EBITDAFE	1,204	968	710

The Company presents its consolidated financial statements in Canadian GAAP, and provides reconciliations to US GAAP where required.

Sales

Sales increased during the thirteen weeks ended September 30, 2007 to $10,553,000 from $8,768,000 in 2006. The year on year increase in sales of $1,785,000 is comprised of:

US$
Increase in sales from same US stores (+7.2%)	365,000
Increase in sales from same Canadian stores (+6.9%)	261,000
Consolidation of Canadian sales at higher exchange rate	248,000
Share of sales from San Francisco joint venture	31,000
Impact of new store (Chicago-Wabash)	913,000
Changes in other income	(33,000)

Total change in sales versus 2006	1,785,000

For the seven US Corporate locations open throughout both years, sales for the 2007 period were $5,451,000, which represents an increase of 7.2% compared to the prior year. Three of seven US same corporate stores showed year on year growth (Boston +35.9%; Washington, D.C. +16.4%; Seattle +13.8%) . Boston’s improvement partly reflects the refurbishment which was completed in July 2006. Chicago – Huron has experienced construction to the outside of the adjoining hotel. The construction has closed the restaurant’s patio since the middle of August and continuing until the Summer of 2008. Sales in this stores have been -18.0% compared to the same period last year since construction began.

For the seven Canadian corporate locations fully open throughout both periods, sales for the thirteen weeks ended September 30, 2007 totaled CDN$4,033,000 and increased 6.9% compared to the thirteen weeks ended September 24, 2006. Four of the seven stores (Toronto –Yonge Street +51.3%; Edmonton Eaton Centre +24.7%; Toronto - King Street +9.8%; Winnipeg +1.9%) showed year on year sales increases.. Toronto – King Street has experienced increased sales following the refurbishment of its Office Bar, completed in the second quarter of 2006. Since refurbishment in July 2007, Toronto Yonge Street sales have averaged +39.0% versus the prior year.

Net Loss

For the thirteen weeks ended September 30, 2007, the Company generated a net loss of $1,296,000 compared to a net loss of $215,000 for the thirteen week period in 2006. The current year loss includes a loss on foreign exchange of $932,000 (2006 - $16,000 gain), and interest/deferred financing costs of $1,088,000 (2006 - $741,000). Losses per common share for the current period were $0.21, versus a loss per common share of $0.04 in 2006. The weighted average number of common shares outstanding increased from 6,024,322 in 2006 to 6,052,369 in 2007, reflecting the purchase of common shares by Management during 2006.

Income from Restaurant Operations

The Company generated income from restaurant operations of $1,724,000 for the thirteen weeks ended September 30, 2007 compared to $1,278,000 for the same period in 2006. The increase versus 2006 of $446,000 is comprised of:

US$

Increase in income from same US stores	227,000
Increase in income from same Canadian stores	24,000
Impact of foreign exchange	35,000
Income from San Francisco store	55,000
Impact of new store (Chicago-Wabash)	182,000
Changes in other income	(77,000)

Total change in income versus 2006	446,000

Canadian store income in Q2 2006 benefited from the receipt of $144,000 in CAM and tax refunds from the landlord of the Ottawa store.

The Company opened a new corporate store at the end of November 2006, a third store in Chicago, IL (North Wabash Street) which has added $182,000 to Income from Restaurant Operations in the current quarter.

Same Store Performance

The following tables show same store sales and profit performance for US and Canadian stores for the thirteen weeks ended September 30, 2007 versus the thirteen weeks ended September 24, 2006 (in local currency):

US same stores (US$000)

	Q3	% of	Q3	% of
	2007	sales	2006	sales

SALES	5,451		5,085

RESTAURANT EXPENSES
Food and Beverage Costs	1,298	23.8%	1,264	24.9%
Restaurant Operating Expenses
Labor	1,655	30.4%	1,597	31.4%
Occupancy and Other	1,360	24.9%	1,262	24.8%
Amortization	253	4.6%	294	5.8%
Loss on Asset Disposal	0	0.0%	10	0.2%

	4,566	83.8%	4,427	87.1%

INCOME FROM RESTAURANT
OPERATIONS	885	16.2%	658	12.9%

CDN same stores (CDN$000)
	Q3	% of	Q3	% of
	2007	sales	2006	sales

SALES	4,033		3,755

RESTAURANT EXPENSES
Food and Beverage Costs	1,173	29.1%	1,085	28.9%
Restaurant Operating Expenses
Labor	1,293	32.1%	1,198	31.9%
Occupancy and Other	948	23.5%	846	22.5%
Amortization	105	2.6%	142	3.8%

	3,519	87.3%	3,271	87.1%

INCOME FROM RESTAURANT
OPERATIONS	514	12.7%	484	12.9%

Food and Beverage Costs

Overall, food and beverage costs, as a percentage of sales, increased to 25.5% for the thirteen weeks ended September 30, 2007, compared to 26.0% for the thirteen weeks ended September 24, 2006.

Increased produce prices has put pressure on food costs throughout the industry. Poor weather and the increased price of corn, due to its increasing use for ethanol production, have contributed to this trend.

Labor and Benefits Costs

Labor and benefits costs decreased from 31.2% of sales in 2006 to 30.3% in the current period.

Same store percentage was below last year for the US reflecting higher sales volumes and good cost control. In Canada, same store percentage of sales was broadly flat versus the prior year, with volume efficiencies offset by minimum wage increases in Ontario and Manitoba which impacted four of the seven Canadian stores.

Occupancy and Other Operating Costs

Occupancy and other operating expenses as a percentage of sales increased to 23.5% from 23.2% in the same period last year.

Amortization Expense

Amortization costs were 5.0% of sales in 2006 and 4.4% in 2007. Amortization expense increased from $441,000 to $463,000.

The increase in amortization can be attributed to the new store in Chicago, Wabash Street and capitalization of Toronto – Yonge Street renovations

General and Administrative Costs

General and administrative costs were 8.4% of sales for 2007, a decrease of 0.1% versus 8.5% of sales in 2007. Costs increased from $750,000 in 2006 to $886,000 in the current period. This reflects conversion of the mainly Canadian dollar costs into US dollars at a higher exchange rate than that used in the prior year. Underlying costs were $56,000 higher than the prior year. The $136,000 increase versus 2006 is comprised of:

US$
Increase in cost of Vancouver office	(56,000)
Exchange rate applied to Vancouver office costs	(80,000)
Total Increase in G&A costs versus 2006	(136,000)

In addition to the above, the Company incurred $97,000 of G&A costs recharged from its parent company, RRG (2006 - $nil).

Loss on foreign exchange

For the thirteen weeks ended September 30, 2007, the Company recorded a loss on foreign exchange of $932,000 (2006 – $16,000 gain). This reflects the conversion into US dollars of the Company’s CDN$14,959,000 of Canadian dollar denominated debt, including preferred shares, at a stronger rate than at year end 2006.

Interest on Long-Term Debt & Write-Off of Deferred Financing Costs

Interest on long-term debt was $1,088,000 for the thirteen weeks ended September 30, 2007, compared to $741,000 in 2006.

In addition, current quarter costs include a $1,720,000 write-off of deferred financing costs associated with the Company’s December 2004 refinancing, which were written-off following the completion of the Arrangement Agreement.

Loss Before Taxes

The Company generated a loss before income taxes of $1,279,000 for the thirteen weeks ended September 30, 2007 compared to a loss of $197,000 for 2006. The current year loss includes a loss on foreign exchange of $932,000 (2006 – $16,000 gain) and interest/deferred financing costs of $2,808,000 (2006 – $741,000).

Income Taxes

The Company recorded income taxes of $17,000 for the thirteen weeks ended September 30, 2007 (2006 - $18,000), representing state taxes which are payable in the US.

Net Loss

For the thirteen weeks ended September 30, 2007, the Company generated a net loss of $1,296,000 compared to a net loss of $215,000 for the thirteen week period ended September 24, 2006. The current year loss includes a loss on foreign exchange of $932,000 (2006 – $16,000 gain), and interest/deferred financing costs of $2,808,000 (2006 – $741,000). Losses per common share for the current period were $0.21, versus a loss per common share of $0.04 in 2006. The weighted average number of common shares outstanding increased from 6,024,322 in 2006 to 6,052,369 in 2007 for the current year, reflecting the purchase of common shares by Management during 2006 in accordance with the Company’s funding agreements.

Thirty-nine weeks Ended September 30, 2007 vs. Twenty-six weeks Ended September 24, 2006

During the thirty-nine weeks ended September 30, 2007, the Company saw strong comparable store sales and profit growth from both US and Canadian operations, reflecting improved operational standards and continuing favorable economic conditions in both markets. Comparisons with available market data suggest that the Company’s growth in comparable US store sales has exceeded the average for the casual dining sector by approximately 6.0% for the 9 months ended September 30, 2007. (Source: KnappTrack).

During the thirty-nine weeks ended September 30, 2007, the Company generated Earnings Before Interest, Tax, Depreciation, Amortization and Loss/(Gain) on Foreign Exchange (“EBITDAFE”) of US$3,296,000 which represents a 22.7% increase on the prior year when EBITDAFE was US$2,687,000. EBITDAFE is a non-GAAP term, but the Company believes it to be a good measure of underlying business performance. Loss/(Gain) on Foreign Exchange has been excluded since these losses/(gains) largely relate to the translation of the Company’s Canadian dollar denominated debt, rather than to trading activities, and are also extremely sensitive to relatively small movements in period end exchange rates. The following table provides a reconciliation between Net Income (Loss) and EBITDAFE:

US$000	Q3 2007	Q3 2006	Q3 2005

Income (Loss) Before Income Taxes	(4,429)	(1,431)	(2,636)
Add back:
Interest on Long-Term Debt	2,521	2,188	1,990
Write-off of Deferred Financing Costs	1,720	0	0
Loss / (Gain) on Foreign Exchange	2,107	524	637
Amortization	1,377	1,406	1,318
Impairment of Long Lived Assets	0	0	181

EBITDAFE	3,296	2,687	1,490

The Company presents its consolidated financial statements in Canadian GAAP, and provides reconciliations to US GAAP where required.

Sales

Sales increased during the thirty-nine weeks ended September 30, 2007 to $30,271,000 from $26,143,000 in 2006. The year on year increase in sales of $4,128,000 is comprised of:

US$
Increase in sales from same US stores (+5.7%)	850,000
Increase in sales from same Canadian stores (+5.9%)	615,000
Consolidation of Canadian sales at higher exchange rate	270,000
Share of sales from San Francisco joint venture	50,000
Impact of new store (Chicago-Wabash)	2,384,000
Changes in other income	(41,000)

Total change in sales versus 2006	4,128,000

For the seven US Corporate locations open throughout both years, sales for the 2007 period were $15,886,000, which represents an increase of 5.7% compared to the prior year. Five of seven US same corporate stores showed year on year growth (Boston +17.9%; Seattle +17.3%; Washington, D.C. +10.7%; Chicago – Huron +3.2%; Philadelphia +1.0%) . The store located at Chicago – Huron has experienced construction to the outside of the adjoining hotel. The construction has closed the restaurant’s patio since the middle of August and continuing until the Summer of 2008. Sales in this store have been -18.0% compared to the same period last year since the construction began.

For the seven Canadian corporate locations fully open throughout both periods, sales for the thirty-nine weeks ended September 30, 2007 totaled CDN$12,367,000 and increased 5.9% compared to the thirty-nine weeks ended September 24, 2006. Four of the seven stores (Toronto - King Street +16.7%; Toronto – Yonge Street +16.5%; Edmonton Eaton Centre +12.9%; Winnipeg +4.7%; Ottawa +2.1%) showed year on year sales increases.. Toronto – King Street has experienced increased sales following the refurbishment of its Office Bar, completed in the second quarter of 2006.

The Company’s Toronto – Yonge Street store was closed for four weeks in May and June 2007 for renovations. The Company estimates that lost sales during this closure were $125,000. Had the Toronto – Yonge Street store not been closed for this four week period, the Company estimates that Canadian same store sales growth would have been 7.0% for the Thirty-nine Weeks Ended September 30, 2007.

Net Loss

For the thirty-nine weeks ended September 30, 2007, the Company generated a net loss of $4,518,000 compared to a net loss of $1,558,000 for the thirty-nine week period in 2006. The current year loss includes a loss on foreign exchange of $2,107,000 (2006 - $524,000 loss), and interest/deferred financing costs of $4,241,000 (2006 - $2,188,000). Losses per common share for the current period were $0.75, versus a loss per common share of $0.26 in 2006. The weighted average number of common shares outstanding increased from 6,052,369 in 2006 to 6,052,369 in 2007, reflecting the purchase of common shares by Management during 2006 in accordance with the Company’s funding.

Income from Restaurant Operations

The Company generated income from restaurant operations of $4,656,000 for the thirty-nine weeks ended September 30, 2007 compared to $3,631,000 for the same period in 2006. The increase versus 2006 of $1,026,000 is comprised of:

US$

Increase in income from same US stores	384,000
Increase in income from same Canadian stores	273,000
Impact of foreign exchange	38,000
Income from San Francisco store	57,000
Impact of new store (Chicago-Wabash)	373,000
Changes in other income	(99,000)

Total change in income versus 2006	1,026,000

The Company opened a new corporate store at the end of November 2006, a third store in Chicago, IL (North Wabash Street) which has added $373,000 to Income from Restaurant Operations in the YTD ending September 30, 2007.

Same Store Performance

The following tables show same store sales and profit performance for US and Canadian stores for the thirty-nine weeks ended September 30, 2007 versus the thirty-nine weeks ended September 24, 2006 (in local currency):

US same stores (US$000)
	Q3	% of	Q3	% of
	2007	sales	2006	sales

SALES	15,886		15,035

RESTAURANT EXPENSES
Food and Beverage Costs	3,849	24.2%	3,664	24.4%
Restaurant Operating Expenses
Labor	4,853	30.5%	4,651	30.9%
Occupancy and Other	4,070	25.6%	3,737	24.9%
Amortization	760	4.8%	1,014	6.7%
Loss on Asset Disposal	11	0.1%	10	0.1%

	13,543	85.3%	13,076	87.0%

INCOME FROM RESTAURANT
OPERATIONS	2,343	14.7%	1,959	13.0%

CDN same stores (CDN$000)
	Q3	% of	Q3	% of
	2007	sales	2006	sales

SALES	12,207		11,526

RESTAURANT EXPENSES
Food and Beverage Costs	3,566	29.2%	3,340	29.0%
Restaurant Operating Expenses
Labor	3,782	31.0%	3,582	31.1%
Occupancy and Other	2,803	23.0%	2,775	24.1%
Amortization	320	2.6%	393	3.4%
Loss on Asset Disposal	3	0.0%	6	0.1%

	10,474	85.8%	10,096	87.6%

INCOME FROM RESTAURANT
OPERATIONS	1,733	14.2%	1,430	12.4%

Food and Beverage Costs

Food and beverage costs were 25.8% of sales for 2006 and 2007.

Increased produce prices has put pressure on food costs throughout the industry. Poor weather and the increased price of corn, due to its increasing use for ethanol production, have contributed to this trend. Good management and food controls have minimized these factors.

Labor and Benefits Costs

Labor and benefits decreased from 30.8% of sales in 2006 to 30.2% in the current period.

Same store percentage was below last year for Canada, reflecting higher sales volumes and good cost control, despite minimum wage increases in Ontario and Manitoba which impacted four of the seven Canadian stores. In the US, same store percentage of sales was broadly flat versus the prior year.

Occupancy and Other Operating Costs

Occupancy and other operating expenses as a percentage of sales decreased to 24.0% from 24.2% in the same period last year.

Amortization Expense

Amortization costs were 5.4% of sales in 2006 and 4.5% in 2007. Amortization expense decreased from $1,406,000 to $1,377,000.

The decrease in amortization can be attributed improved operating performance and to the zero book value of some older assets

General and Administrative Costs

General and administrative costs were 8.5% of sales for 2007, a decrease of 0.5% versus 9.0% of sales in 2006. Costs increased from $2,351,000 in 2006 to $2,563,000 in the current period. This reflects conversion of the mainly Canadian dollar costs into US dollars at a higher exchange rate than that used in the prior year. Underlying costs were $62,000 higher than the prior year. The $212,000 increase versus 2006 is comprised of:

US$
Increase in cost of Vancouver office	(62,000)
Exchange rate applied to Vancouver office costs	(150,000)
Total Increase in G&A costs versus 2006	(212,000)

In addition to the above, the Company incurred $174,000 of G&A costs recharged from its parent company, RRG (2006 - $nil).

Loss on foreign exchange

For the thirty-nine weeks ended September 30, 2007, the Company recorded a loss on foreign exchange of $2,107,000 (2006 – $524,000 loss). This reflects the conversion into US dollars of the Company’s CDN$14,959,000 of Canadian dollar denominated debt, including preferred shares, at a stronger rate than at year end 2006.

Interest on Long-Term Debt and Write-Off of Deferred Financing Costs

Interest on long-term debt was $2,521,000 for the thirty-nine weeks ended September 30, 2007, compared to $2,188,000 in 2006.

In addition, current year costs include a $1,720,000 write-off of deferred financing costs associated with the Company’s December 2004 refinancing, which were written-off following the completion of the Arrangement Agreement.

Loss Before Taxes

The Company generated a loss before income taxes of $4,429,000 for the thirty-nine weeks ended September 30, 2007 compared to a loss of $1,432,000 for 2006. The current year loss includes a loss on foreign exchange of $2,107,000 (2006 – $524,000 loss) and interest/deferred financing costs of $4,241,000 (2006 – $2,188,000).

Income Taxes

The Company recorded income taxes of $89,000 for the thirty-nine weeks ended September 30, 2007 (2006 - $126,000), representing state taxes which are payable in the US.

Net Loss

For the thirty-nine weeks ended September 30, 2007, the Company generated a net loss of $4,518,000 compared to a net loss of $1,558,000 for the thirty-nine week period ended September 24, 2006. The current year loss includes a loss on foreign exchange of $2,107,000 (2006 – $524,000 loss), and interest/deferred financing costs of $4,241,000 (2006 – $2,188,000). Losses per common share for the current period were $0.75, versus a loss per common share of $0.26 in 2006. The weighted average number of common shares outstanding increased from 6,024,322 in 2006 to 6,052,369 in 2007 for the current year, reflecting the purchase of common shares by Management during 2006 in accordance with the Company’s funding agreements.

Market Risk – Foreign Exchange

The Company’s functional and reporting currency is US dollars. The Company generates approximately CDN$3,000,000 of operating cash flow from its Canadian restaurants each year. These cash flows are generated in Canadian dollars. Offsetting this, the Company incurs approximately CDN$3,100,000 of general and administrative expenses, also in Canadian dollars.

The Company’s reported earnings are, therefore, subject to exchange rate fluctuations on the approximately CDN$100,000 net cash inflow in Canadian dollars each year.

Also, as noted above, the Company’s reported earnings include gains/losses on foreign exchange, which largely reflect revaluation of the Company’s approximately CDN$15,365,000 of long-term debt.

Seasonality

The first quarter of the year continues to be the Company’s weakest trading period, but the closure in late 2005 of two Canadian stores with a heavier bias towards summer trading has resulted in a flatter seasonal profile for 2006 and 2007.

The second quarter of 2007 showed encouraging growth versus a strong second quarter in 2006 which had the benefit of the interest generated by the FIFA World Cup.

The third quarter of 2007 continued to show strong growth, especially from refurbished stores.

The fourth quarter of the year continues to be the Company’s strongest trading period, reflecting Holiday Season activity.

Critical accounting policies

(1) Impairment of Long-Lived Assets

In line with the recommendations of the CICA, the Company compares annually the valuation of the long-lived assets at each of its locations with the cash flows that operation is expected to generate until the end of the lease for that location, or next break option if earlier.

Where asset valuations exceed expected cash flows, an impairment charge, representing the difference between the asset valuation and the discounted value of expected future cash flows, is made.

If the Company becomes aware of a material change in circumstances between annual comparisons, the Company reviews the need for further impairment charges on a quarterly basis.

The Company conducted a full review for the year ended December 31, 2006 and concluded that no further provisions for the impairment of long-lived assets were required as at December 31, 2006.

The Company has determined that this position is unchanged as at September 30, 2007.

(2) Future income taxes

The Company has calculated, as at April 1, 2007, the following values for future income tax benefits:

US $000	FIT	Valuation	FIT
	Benefit	Allowance	Asset
Tax benefit of non-capital loss carry forwards	3,130	(950)	2,180
Tax benefit of capital loss carry forwards	1,332	(1,332)	0
Fixed asset values for tax purposes in excess of book values	989	(364)	625

	5,451	(2,646)	2,805

The Company has applied 25% valuation allowances against its US operations and a 50% valuation allowance against its Canadian operations. The Company considers these valuation allowances to be appropriate. The Company has applied a 100% valuation allowance against its group function, since at current business volumes this entity does not generate taxable profits.

In addition, the Company has $3,401,000 of net capital losses, against which a 100% valuation allowance has been applied.

Liquidity and Capital Resources

(1) Arrangement Agreement with Repechage Restaurant Group Ltd.

On April 20, 2007 an Arrangement Agreement with Repechage Restaurant Group Ltd. (“RRG”), a company incorporated under the laws of Canada was completed RRG is a wholly-owned subsidiary of Repechage Investments Limited (“Repechage”).

Repechage is a closely-held investment company incorporated under the laws of Newfoundland and Labrador. It holds investments in the transportation, service and real estate sectors.

Pursuant to the Arrangement Agreement and the Plan of Arrangement:

(a) Each of the holders of the Company’s Common Shares transferred their Common Shares to RRG for $0.7982 for each Common Share held;

(b) Each of the holders of the Company’s Preferred Shares transferred their Preferred Shares to RRG for $2.3946 for each Preferred Share held;

(c) Each of the holders of Warrants to acquire Common Shares and Preferred Shares in the Company transferred their Warrants to RRG at a price equal to the amount by which the applicable per share consideration exceeded the warrant exercise price;

(d) All options to acquire shares in the Company were terminated; and

(e) The Company’s former lenders and noteholders were paid all amounts owing under the Notes, and the Notes were discharged.

On the Effective Date of the Arrangement Agreement, the Company became a direct, wholly-owned subsidiary of RRG and an indirect wholly-owned subsidiary of Repechage.

(2) Current Liquidity

The Company’s remaining cash balance as at September 30, 2007 was US$485,000. This balance will allow the Company to continue current operations and to meet its maintenance capital needs. The Company intends to seek additional debt financing in order to continue its store expansion program in 2007 and 2008.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CDN GAAP AND US GAAP)

The Company prepares its financial statements in accordance with Canadian GAAP. (The reader is referred to note 7 of the Notes to Consolidated Financial Statements for the thirty-nine weeks ended September 30, 2007 for additional explanation.) The financial statements, if prepared in accordance with US GAAP, would have differed as follows:

Net loss for the thirty-nine weeks ended September 30, 2007 would have been reduced by $144,000, comprised of the amortization of leasehold improvements for stores opened prior to 1993 which, under Canadian GAAP, are amortized over the term of the lease plus two renewals, but which under US GAAP are amortized over the term of the lease only, and pre-opening costs which would have been expensed in 2006 under US GAAP. Net loss for the thirty-nine weeks ended September 24, 2006 would have decreased by $278,000, comprised of the amortization of leasehold improvements for stores opened prior to 1993 which, under Canadian GAAP, are amortized over the term of the lease plus two renewals, but which under US GAAP are amortized over the term of the lease only, and pre-opening costs which would have been expensed in 2005 under US GAAP as incurred but which are amortized over 12 months from the opening of the new store under Canadian GAAP. The impact of these adjustments would reduce the net loss per share in the thirty-nine weeks ended September 30, 2007 from $0.75 under Canadian GAAP to $0.72 under US GAAP and would decrease the net loss per share in the thirty-nine weeks ended September 24, 2006 from $0.26 under Canadian GAAP to a loss of $0.21 under US GAAP.

Shareholders’ deficit at September 30, 2007 would increase by $28,000 from a deficit of $10,594,000 under Canadian GAAP to a deficit of $10,621,000 under US GAAP. Shareholders’ deficit at December 26, 2006 would increase by $195,000 from a deficit of $6,374,000 under Canadian GAAP to a deficit of $6,569,000 under US GAAP.

SELECTED FINANCIAL INFORMATION

8 quarter selected financial history
US$000 except per share information which is stated in US$

					12 months
CDN GAAP		Quarter ended:			ended
	9/30/2007	7/1/2007	4/1/2007	12/31/2006	9/30/2007

Revenue	$10,553	$10,347	$9,372	$10,168	$40,440

Income (loss) from Restaurant Operations	$1,724	$1,608	$1,327	$1,690	$6,348
Per share	$0.28	$0.27	$0.22	$0.28	$1.05

Diluted per share	$0.13	$0.13	$0.10	$0.13	$0.50

Earnings (loss) before income taxes	$(1,279)	$(2,832)	$(315)	$619	$(3,807)

Per share	$(0.21)	$(0.47)	$(0.05)	$0.10	$(0.63)
Diluted per share	n/a	n/a	n/a	$0.05	n/a

Net income (loss)	$(1,296)	$(2,855)	$(364)	$1,223	$(3,293)

Per share	$(0.21)	$(0.47)	$(0.06)	$0.20	$(0.54)
Diluted per share	n/a	n/a	n/a	$0.10	n/a

Total assets	$16,280	$16,926	$16,683	$16,967	$16,280
Shareholders' equity (deficit)	$(10,594)	$(9,296)	$(6,440)	$(6,078)	$(10,594)
Long term debt	$22,418	$21,390	$19,135	$18,815	$22,418

Cash dividend per share	$-	$-	$-	$-	$-

Elephant & Castle Group Inc.
US$000 except per share information which is stated in US$

					12 months
CDN GAAP		Quarter ended:			ended
	9/24/2007	6/25/2006	3/26/2006	12/25/2005	9/24/2007

Revenue	$8,767	$9,135	$8,243	$9,065	$35,209

Income (loss) from Restaurant Operations	$1,277	$1,391	$965	$1,000	$4,633

Per share	$0.21	$0.23	$0.16	$0.17	$0.78
Diluted per share	$0.10	$0.11	$0.08	$0.08	$0.37

Earnings (loss) before income taxes	$(198)	$(695)	$(540)	$(372)	$(1,804)

Per share	$(0.03)	$(0.12)	$(0.09)	$(0.06)	$(0.30)
Diluted per share	n/a	n/a	n/a	n/a	n/a

Net income (loss)	$(216)	$(743)	$(600)	$(557)	$(2,115)

Per share	$(0.04)	$(0.12)	$(0.10)	$(0.10)	$(0.36)
Diluted per share	n/a	n/a	n/a	n/a	n/a

Total assets	$14,805	$14,845	$14,406	$14,682	$14,805
Shareholders' equity (deficit)	$(7,300)	$(7,102)	$(6,374)	$(5,795)	$(7,300)
Long term debt	$19,114	$18,628	$17,712	$17,348	$19,114

Cash dividend per share	$-	$-	$-	$-	$-

8 quarter selected financial history
US$000 except per share information which is stated in US$

					12 months
US GAAP		Quarter ended:			ended
	9/30/2007	7/1/2007	4/1/2007	12/31/2006	9/30/2007

Revenue	$10,337	$10,143	$9,185	$9,950	$39,617

Income (loss) from Restaurant Operations	$1,709	$1,627	$1,388	$1,577	$6,302

Per share	$0.28	$0.27	$0.23	$0.26	$1.04
Diluted per share	$0.13	$0.13	$0.11	$0.12	$0.49

Earnings (loss) before income taxes	$(1,239)	$(2,796)	$(247)	$520	$(3,762)

Per share	$(0.20)	$(0.46)	$(0.04)	$0.09	$(0.62)
Diluted per share	n/a	n/a	n/a	$0.04	n/a

Net income (loss)	$(1,256)	$(2,819)	$(296)	$1,125	$(3,248)

Per share	$(0.21)	$(0.47)	$(0.05)	$0.19	$(0.54)
Diluted per share	n/a	n/a	n/a	$0.09	n/a

Total assets	$14,654	$15,263	$14,858	$15,048	$14,655
Shareholders' equity (deficit)	$(10,621)	$(9,364)	$(6,548)	$(6,249)	$(10,621)
Long term debt	$20,940	$19,870	$17,470	$17,152	$20,940

Cash dividend per share	$-	$-	$-	$-	$-

Elephant & Castle Group Inc.
US$000 except per share information which is stated in US$

					12 months
US GAAP		Quarter ended:			ended
	9/24/2007	6/25/2006	3/26/2006	12/25/2005	9/24/2007

Revenue	$8,583	$8,952	$8,054	$8,891	$34,480

Income (loss) from Restaurant Operations	$1,300	$1,479	$1,113	$1,346	$5,238

Per share	$0.22	$0.25	$0.19	$0.23	$0.88
Diluted per share	$0.10	$0.12	$0.09	$0.11	$0.42

Earnings (loss) before income taxes	$(167)	$(603)	$(385)	$(38)	$(1,192)

Per share	$(0.03)	$(0.10)	$(0.07)	$(0.01)	$(0.20)
Diluted per share	n/a	n/a	n/a	n/a	n/a

Net income (loss)	$(185)	$(651)	$(445)	$(223)	$(1,503)

Per share	$(0.03)	$(0.11)	$(0.08)	$(0.04)	$(0.25)
Diluted per share	n/a	n/a	n/a	n/a	n/a

Total assets	$13,058	$12,956	$12,369	$12,454	$13,058
Shareholders' equity (deficit)	$(7,373)	$(7,206)	$(6,569)	$(6,146)	$(7,373)
Long term debt	$17,461	$16,910	$15,931	$15,511	$17,461

Cash dividend per share	$-	$-	$-	$-	$-